

June 11, 2025

Robert Perri
Chief Executive Officer
OceanPal Inc.
c/o Steamship Shipbroking Enterprises Inc.
Pendelis 26, 175 64 Palaio
Faliro, Athens, Greece

>   **Re: OceanPal Inc.**
>   **Draft Registration Statement on Form F-1**
>   **Submitted May 23, 2025**
>   **CIK No. 0001869467**

Dear Robert Perri:

We have conducted a limited review of your draft registration statement and have the following comments.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted May 23, 2025

Cover Page

1.   We note your disclosure regarding the maximum number of Common Shares that could be issued upon exercise of the Warrants pursuant to the zero cash exercise option. Please also disclose, if true, that the number of shares issuable on the exercise of the Warrant under the zero cash exercise option increases as the stock price falls further below the initial exercise price of the Warrant.

The Offering, page 7

2.   We note your disclosure on your prospectus cover page that as a result of the zero exercise price option, you will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Warrants. Please also include such disclosure in this section.

Risk Factors
Risks Relating to our Company
Nasdaq may delist our Common Stock for public interest concerns, page 39

3.   We note you disclose that due to the highly dilutive nature of this offering, Nasdaq may delist your Common Shares for public interest concerns. Please revise to also address the risk of Nasdaq imposing an immediate trading halt of your Common Shares.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Anuja Majmudar at 202-551-3844 or Laura Nicholson at 202-551-3584 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation